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Writer's Direct Number                                 Writer's E-mail Address
(212) 756-2519                                         robert.goldstein@srz.com





                                                     March 6, 2006
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3628
Attention:  Mara L. Ransom, Esq.
            Celeste M. Murphy, Esq.
            Special Counsel
            Office of Mergers and Acquisitions

Re:  Whitehall Jewellers, Inc.
     Amendment No. 1 to Schedule TO-T filed on February 22, 2006 by Prentice Capital Management, LP, et al.
     (FILE NO. 005-46037)
     ---------------------------------------------------------------

Dear Ms. Ransom:

          This firm is counsel to Prentice Capital Management, LP ("PRENTICE"). On behalf of Prentice, PWJ Funding LLC, PWJ Lending LLC, Michael Zimmerman, Jonathan Duskin, WJ Holding Corp., WJ Acquisition Corp. ("WJ ACQUISITION") and certain of their affiliates and representatives (such persons, together with the other filing persons described below, collectively, the "FILING PERSONS"), we submit this letter in response to your March 2, 2006 comment letter (the "COMMENT LETTER") relating to the offer by WJ Acquisition to purchase all outstanding shares of common stock, par value $0.001 per share, together with the associated preferred stock purchase rights, (the "SHARES") of Whitehall Jewellers, Inc. ("WHITEHALL"), upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended, the "Offer to Purchase") filed as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO on February 8, 2006 (File No. 005-46037), as amended by Amendment No. 1 to Schedule TO-T filed on February 22, 2006 (the "Schedule TO"). This letter includes certain responsive information concerning Holtzman Opportunity Fund, L.P. ("HOLTZMAN") and Seymour Holtzman that has been obtained from documents filed publicly by Holtzman or from communications with Holtzman or its counsel.

          Set forth below are the Filing Persons' responses to the comments raised by the staff of the Securities and Exchange Commission (the "STAFF"). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. Capitalized terms used herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

          Concurrently with the filing of this letter, we are filing Amendment No. 2 to the Schedule TO that reflects our responses to the Staff's comments.

                          SCHEDULE 13E-3/SCHEDULE TO-T

          1. WE NOTE YOUR REVISIONS AND RESPONSE TO PRIOR COMMENT 12. SPECIFICALLY, WE NOTE YOUR INDICATION THAT THE "PURCHASER GROUP NEITHER CONSIDERED NOR DEEMED RELEVANT THE GOING CONCERN AND LIQUIDATION VALUES OF COMMON STOCK BECAUSE THE PURCHASER GROUP BELIEVED THAT FACTORS RELATED TO HISTORICAL MARKET PRICE, PAST PERFORMANCE AND BOOK VALUE WERE MORE RELEVANT TO A DETERMINATION OF FAIRNESS." PLEASE REVISE TO DISCLOSE WHY GOING CONCERN AND LIQUIDATION VALUES WERE NOT DEEMED RELEVANT ON THEIR OWN, AS OPPOSED TO AS COMPARED TO HISTORICAL MARKET PRICES, PAST PERFORMANCE AND BOOK VALUE OF THE COMMON STOCK.

          RESPONSE: As discussed with the Staff on March 3, 2006, the Filing Persons will amend Section 3 of "Special Factors" ("Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger") of the Offer to Purchase to clarify that the Purchaser Group did not consider the going concern and liquidation values of the Common Stock and believed that the factors related to historical market price, past performance, book value and the other factors discussed in Section 3, were, in the aggregate, sufficient to conclude that the Offer and the Merger are substantively fair to the unaffiliated stockholders of Whitehall. As discussed with the Staff on March 3, 2006, while the Filing Persons filed the Schedule TO as a going private transaction, given the background of the transaction, whose original terms contemplated a financing and current terms were largely a product of submitting an offer in the context of a competitive bidding process, coupled with the fact that the Purchaser Group does not have any representation on the Whitehall Board, the application and intent of Rule 13(e)(3) to the Offer and Merger is unclear and indeterminate. In light of these dynamics, the Purchaser Group did not engage in the types of going concern and liquidation analyses suggested by the Staff or which might otherwise be expected in a typical going private transaction.

EXHIBIT (A)(1)(II) -- LETTER OF TRANSMITTAL

          2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 29, HOWEVER, IT APPEARS THAT YOU HAVE ADDRESSED ONLY THE LATTER PORTION OF OUR COMMENTS AS IT RELATES TO WAIVER OF CONDITIONS. WE OBJECT TO YOUR INDICATION THAT "THE CONDITIONS OF THE OFFER MAY BE WAIVED, IN WHOLE OR IN PART, BY THE PURCHASER, IN ITS SOLE DISCRETION, AT ANY TIME AND FROM TIME TO TIME IN THE CASE OF ANY SHARES TENDERED..." AS IT IMPLIES THAT YOU MIGHT BE ABLE TO WAIVE A CONDITION AS TO SOME SHAREHOLDERS, AS OPPOSED TO ALL SHAREHOLDERS. PLEASE REVISE ACCORDINGLY.

          RESPONSE: As discussed with the Staff on March 3, 2006, the Filing Persons will amend Section 11 of "The Tender Offer" ("Conditions to the Offer") to clarify that the Purchaser may not waive a condition as to some and not all stockholders. While the Filing Persons will provide this additional clarifying disclosure in response to the Staff's comments, they do not believe that this clarification materially alters the mix of relevant information presented in the Letter of Transmittal circulated to the unaffiliated stockholders of Whitehall on or about February 8, 2006 and accordingly do not believe that a re-mailing of the Letter of Transmittal is necessary. The Filing Persons hereby acknowledge that the Purchaser may not waive a condition as to some and not all stockholders.

          The Filing Persons have amended the Schedule TO and have filed the same with the Commission via EDGAR, and consistent with a conversation with the Staff on March 3, 2006, we respectfully submit that no additional delivery of the offering materials is required, nor is any extension of the Offer required pursuant to the rules and regulations of the SEC. While the Filing Persons have provided additional disclosure in response to the Staff's comments, they do not believe that any of these changes materially alters the mix of relevant information presented in the offering materials circulated to the unaffiliated stockholders of Whitehall on or about February 8, 2006.

          If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact me at (212) 756-2519.

                                      Very truly yours,

                                      /s/ Robert Goldstein

                                      Robert Goldstein